Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF ANNUAL MEETING BUENOS AIRES, ARGENTINA NOVEMBER 29, 2018

DESPEGAR.COM, CORP.

COMMERCE HOUSE, WICKHAMS CAY 1

ROAD TOWN, TORTOLA

BRITISH VIRGIN ISLANDS

To Our Valued Shareholders:

I am pleased to invite you to attend the 2018 Annual Meeting of Shareholders of Despegar.com, Corp. (the “Company”). The meeting will be held at 2:00 pm (Buenos Aires local time), on Thursday, November 29, 2018 at the Company’s office located at Juana Manso 999, Buenos Aires, Argentina C1107CBR.

The only business of the meeting is to consider and if thought fit approve the re-election of Michael James Doyle II and Adam Jay as Class I Directors of the Company. If re-elected, Mr. Doyle and Mr. Jay will serve as Class I Directors for a further term of three years. Biographies for Mr. Doyle and Mr. Jay are included in this Notice.

The Board of Directors believes that the re-election of Mr. Doyle and Mr. Jay is in the best interests of the Company and all shareholders. Accordingly, the Board of Directors unanimously recommends that you vote in favor of the re-election of Mr. Doyle and Mr. Jay.

REMEMBER: Your vote is important, no matter how large or small your holdings may be. Please take a moment to vote your shares.

As the date of the meeting approaches, if we have not received your proxy, you may receive a phone call from a representative of Georgeson LLC (“Georgeson”), the Company’s proxy solicitor, reminding you to exercise your right to vote. Should you have any questions with regards to voting your shares, please call our proxy solicitor, Georgeson, at 1-888-658-5755 from the US, US territories and Canada or 1-781-575-2137 if you are outside the US, US territories and Canada.

Thank you in advance for your participation and your consideration in this extremely important matter.

Sincerely,

Jason Lenga

Chairman of the Board

DESPEGAR.COM, CORP.

(BVI COMPANY NUMBER 1936519)

(the “Company”)

NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2018 Annual Meeting of the shareholders (the “Shareholders”) of the Company (the “Meeting”) will be held at the Company’s office located at Juana Manso 999, Buenos Aires, Argentina C1107CBR) at 2:00 pm (Buenos Aires local time) on Thursdays, November 29, 2018 for the following purposes:

AGENDA

1.	To consider and if thought appropriate re-elect Michael James Doyle II as a Class I Director of the Board of Directors, to hold office until the conclusion of the Meeting in the calendar year 2021.

2.	To consider and if thought appropriate re-elect Adam Jay as a Class I Director of the Board of Directors, to hold office until the conclusion of the Meeting in the calendar year 2021.

We will also consider other business that properly comes before the Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company.

Each of Mr. Doyle and Mr. Jay currently serve as a Class I Director on the Board of Directors of the Company. The term of the Class I Directors is expiring and, with the recommendation of the Board of Directors, Mr. Doyle and Mr. Jay are standing for re-election in accordance with the articles of association of the Company. There are only two Class I Director seats up for election and no person other than Mr. Doyle and Mr. Jay has been duly nominated for election.

The biographies of Mr. Doyle and Mr. Jay are enclosed.

Please see the notes to this Notice for further information about the Meeting and instructions for how to vote electronically and in person.

By order of the Board of Directors

Jason Lenga

Chairman of the Board

NOTES TO THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Note 1:

The Board of Directors has fixed the close of business on October 29, 2018 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting.

Note 2:

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence at the Meeting, in person or by proxy, of not less than a simple majority of the votes of the shares entitled to vote on the proposals to be considered at the Meeting will constitute a quorum, permitting us to conduct the business of the Meeting.

Directors are elected by a system of plurality voting in accordance with the Company’s articles of association. Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election.

Note 3:

Admission to the Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 2:00 p.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Meeting. If you hold your shares in street name (e.g., through a brokerage firm, bank or nominee), you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership. In addition, if you hold your shares in street name and you intend to vote at the meeting, you will need to bring your legal proxy from your brokerage firm, bank or nominee.

Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to sign the attendance book and, if applicable, file their proxies.

Note 4:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a Shareholder of the Company.

It is important that your shares be represented at the Meeting, regardless of the number of shares you may hold. Whether or not you plan to attend, we encourage you to vote as promptly as possible. Shareholders of record are entitled to vote at the Meeting in one of the following ways:

☐    By Internet – The enclosed proxy card indicates the website you may access for Internet voting. The Internet voting system allows you to confirm that the system has properly recorded your votes. If you vote by internet, you do not need to return your proxy card.

☐    By Telephone – You can vote by calling 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada. You will need your 15-digit control number on your proxy card. If you vote by telephone, you do not need to return your proxy card.

☐    By Mail – Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. In order to ensure that your vote is received by the deadline, we recommend that your proxy card be returned by overnight mail.

☐    In Person at the Meeting – If you attend the Meeting we will give you a ballot when you arrive. Even if you plan to attend the Meeting, we encourage you to vote your shares by proxy so that your vote will be counted if you decide later not to attend the Meeting.

If you hold your shares in street name (e.g., through a brokerage firm, bank or nominee), and you intend to vote at the meeting, you will need to bring your legal proxy from and otherwise follow the voting procedures of your brokerage firm, bank or nominee the bank or broker.

In order for a proxy to be valid, it must be received by no later than 11:59 pm (EST) on November 28, 2018.

Note 5:

A shareholder of record may revoke his or her proxy by giving written notice of revocation to Computershare before the Meeting, by delivering a later-dated proxy (either in writing, by telephone or over the Internet before the applicable deadline), or by voting in person at the Meeting.

If you hold your shares in street name (e.g., through a brokerage firm, bank or nominee), you may change your vote by following your brokerage firm, bank or nominee’s procedures for revoking or changing your proxy.

Note 6:

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials and Electronic Voting.

The Company, through Computershare, the Company’s transfer agent, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials
•	Elimination of bulky paper documents from your personal files
•	Convenient online proxy voting
•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders
•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrolment will remain in effect until revoked. To register, visit www.investorvote.com/DESP. PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold shares.

Note 8:

Shareholders may only attend the meeting in person or by proxy. No other means of remote communication or attendance at the Meeting will be available.

BIOGRAPHIES OF PROPOSED CLASS I DIRECTORS

MR. MICHAEL JAMES DOYLE II

Michael Doyle has served as a Class 1 Director on the Board of Directors of the Company since September 2018. Since September 2018, Mr. Doyle has served as the Chief Financial Officer of Nextdoor, a United States-based social network company for neighborhoods. Prior to joining Nextdoor, Mr. Doyle served as our Chief Financial Officer from June 2013 to August 2018. Prior to joining us, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was also the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company founded by Craig McCaw and Bill Gates. Mr. Doyle started his career as an investment banker at Morgan Stanley & Company in New York and Singapore. While in Singapore, he also worked for the Government of Singapore Investment Corporation, structuring private equity investments in Southeast Asia. Mr. Doyle holds a BA in Finance from Southern Methodist University and an MBA from Harvard Business School.

MR. ADAM JAY

Adam Jay has served as a Class 1 Director on the Board of Directors of the Company since March 2018. Mr. Jay is Senior Vice President Global Products and Marketing at Hotels.com, an Expedia, Inc. company, which he joined in February 2012. From 2007 until 2012, he served as VP of Strategy and Global Transformation at Travelport plc. Prior to that, he led Product for Avis Europe plc (now Avis Budget Group) and also spent a number of years at Boston Consulting Group. Mr. Jay currently serves on the board of Checkatrade.com, a UK-based subsidiary of Homeserve plc. He has an MBA from INSEAD and an MA (Hons) in Politics, Philosophy and Economics from Oxford University.

IMPORTANT ANNUAL MEETING INFORMATION Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 11:59 p.m., EST, on November 28, 2018. Vote by Internet • Go to www.investorvote.com/DESP • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website Vote by telephone • Call 1-800-652-VOTE (8683) within the US, US territories & Canada on a touch tone telephone. Call 1-781-575-2300 if you are outside the US, US territories and Canada. Using a black ink pen, mark your votes with an X as shown in X this example. Please do not write outside the designated areas. • Follow the instructions provided by the recorded message Annual Meeting Proxy Card qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommends you vote For each of the following nominees. 1. Re-Election of Class I Directors: For Against Abstain For Against Abstain + 01—Michael James Doyle II 02—Adam Jay B Non-Voting Items Change of Address — Please print new address below. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please include the full entity name and state the capacity of the person signing on its behalf. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 1UPX + 02XRED

DESPEGAR.COM, CORP. Vote By Internet –Go to www.investorvote.com/DESP or scan the QR code with your smartphone. Use the Internet to Juana Manso 999, transmit your voting instructions and for electronic delivery of information up until 11:59 pm (EST) on November 28, 2018. Buenos Aires, Have your proxy card in hand when you access the web site and follow the steps outlined on the website. You will also be Argentina C1107CBR able to register here for future electronic delivery of shareholder materials and electronic voting by clicking on the “Go Green” button. Vote By Telephone - You can vote by calling (on a touch tone telephone) 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada, up until 11:59 pm (EST) on November 28, 2018. Follow the instructions provided on the recorded message. You will need your 15-digit control number on your proxy card. Vote by Mail - Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. In order to ensure that your vote is received prior to 11:59 pm (EST) on November 28, 2018. qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — DESPEGAR.COM, CORP. Proxy Solicited on Behalf of the Board of Directors 2018 Annual Meeting of Shareholders I/We, the undersigned, being a shareholder/shareholders of the Company, hereby appoint Damián Scokin, Juan Pablo Alvarado and Verónica Schilling, or any of them, each with the power of substitution, as my/our Proxy to attend and to vote on my/our behalf at the 2018 Annual Meeting of the Company to be held at 2:00 pm (Buenos Aires local time) on Thursday November 29, 2018 and at any adjournments and postponements of the 2018 Annual Meeting. I/We direct that my/our vote(s) be cast or withheld on the proposals as set out in the Notice of Annual Meeting as indicated by an ‘X’ in the appropriate box on the reverse side and, in respect of any proposals where no such indication is made and/or on any other business which may properly come before the 2018 Annual Meeting, in such manner as my/our Proxy thinks fit. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Michael James Doyle II, FOR Adam Jay. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the 2018 Annual Meeting and at any adjournments and postponements thereof. (Items to be voted appear on reverse side.)